UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 28, 2010

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended September 30, 2010. This Form 6-K is filed with reference to and is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329) and the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010 on Form F-3 (Registration No 333-168938).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 28, 2010	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2010

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	September 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$146,709	$133,400
Accounts receivable	993	164
Prepaid expenses	10,873	12,489

	158,575	146,053

Vessels (note 3)	4,082,881	3,485,350

Deferred charges (note 4)	29,931	21,667

Other assets (note 5)	18,177	11,377

	$4,289,564	$3,664,447

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11(a))	$23,579	$20,905
Deferred revenue	4,729	9,787
Current portion of other long-term liabilities (note 7)	18,657	—

	46,965	30,692

Long-term debt (note 6)	2,370,446	1,883,146

Other long-term liabilities (note 7)	488,593	410,598

Fair value of financial instruments (note 13(c))	532,907	280,445

Shareholders’ equity:

Share capital (note 8):
Preferred shares; $0.01 par value; 65,000,000 shares authorized; 460,000 shares issued and outstanding (2009 -200,000)
Class A common shares; $0.01 par value;
200,000,000 shares authorized; 68,385,151 shares issued and outstanding (2009 - 67,734,811)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2009 - nil)
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding (2009 - 100)	689	679
Additional paid in capital	1,523,623	1,489,936
Deficit	(602,055)	(349,802)
Accumulated other comprehensive loss	(71,604)	(81,247)

	850,653	1,059,566

	$4,289,564	$3,664,447

Commitments and contingent obligations (note 12)

Subsequent events (note 14)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenue	$111,351	$74,057	$289,265	$207,015

Operating expenses:
Ship operating (note 2)	29,229	20,659	78,269	57,730
Depreciation	26,929	18,017	71,302	50,969
General and administrative	2,577	1,985	6,885	6,058

	58,735	40,661	156,456	114,757

Operating earnings	52,616	33,396	132,809	92,258

Other expenses (income):
Interest expense	8,293	5,104	20,272	15,802
Interest income	(5)	(21)	(41)	(270)
Undrawn credit facility fee	1,011	1,156	3,072	3,512
Amortization of deferred charges (note 4)	808	543	2,296	1,476
Change in fair value of financial instruments	113,388	92,576	336,547	76
Other expenses	—	—	—	1,100

	123,495	99,358	362,146	21,696

Net earnings (loss)	$(70,879)	$(65,962)	$(229,337)	$70,562

Earnings (loss) per share (note 9):
Class A common share, basic	$(1.15)	$(1.03)	$(3.67)	$0.93
Class A common share, diluted	(1.15)	(1.03)	(3.67)	0.90
Class C common share, basic and diluted	—	—	—	—

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net earnings (loss)	$(70,879)	$(65,962)	$(229,337)	$70,562

Other comprehensive income:
Amounts reclassified to net earnings (loss) during the period	3,601	2,952	9,643	8,992

Comprehensive income (loss)	$(62,278)	$(63,010)	$(219,694)	$79,554

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Nine months ended September 30, 2010

									Accumulated
	Number of		Number of				Additional		other	Total
	common shares		Preferred shares		Common	Preferred	paid-in		comprehensive	shareholders’
	Class A	Class C	Series A	Series B	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2008	66,800,041	100	—	—	$668	$—	$1,282,189	$(443,081)	$(93,416)	$746,360
Series A preferred shares issued	—	—	200,000	—	—	2	199,998	—	—	200,000
Shares issued through dividend reinvestment program (note 8)	852,230	—	—	—	8	—	7,124	—	—	7,132
Fees and expenses in connection with issuance of common shares, dividend reinvestment program and preferred shares	—	—	—	—	—	—	(1,558)	—	—	(1,558)
Share-based compensation expense (note 10):
Restricted class A common shares and phantom share units issued	82,540	—	—	—	1	—	2,183	—	—	2,184
Net earnings	—	—	—	—	—	—	—	145,252	—	145,252
Other comprehensive income	—	—	—	—	—	—	—	—	12,169	12,169
Dividends on class A common shares ($0.775 per share)	—	—	—	—	—	—	—	(51,973)	—	(51,973)

Balance, December 31, 2009	67,734,811	100	200,000	—	677	2	1,489,936	(349,802)	(81,247)	1,059,566
Series B preferred shares issued (note 8)	—	—	—	260,000	—	3	25,997	—	—	26,000
Fees and expenses in connection with issuance preferred shares	—	—	—	—	—	—	(120)	—	—	(120)
Shares issued through dividend reinvestment program (note 8)	537,236	—	—	—	6	—	5,469	—	—	5,475
Share-based compensation expense (note 10):
Restricted class A common shares and phantom share units issued	113,104	—	—	—	1	—	1,979	—	—	1,980
Net loss	—	—	—	—	—	—	—	(229,337)	—	(229,337)
Other comprehensive income	—	—	—	—	—	—	—	—	9,643	9,643
Dividends on class A common shares ($0.325 per share)	—	—	—	—	—	—	—	(22,105)	—	(22,105)
Dividends on Series B preferred shares	—	—	—	—	—	—	362	(811)	—	(449)

Balance, September 30, 2010	68,385,151	100	200,000	260,000	$684	$5	$1,523,623	$(602,055)	$(71,604)	$850,653

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(70,879)	$(65,962)	$(229,337)	$70,562
Items not involving cash:
Depreciation	26,929	18,017	71,302	50,969
Share-based compensation (note 10)	706	559	1,980	1,583
Amortization of deferred charges (note 4)	808	543	2,296	1,476
Amounts reclassified from other comprehensive loss to interest expense	3,520	2,925	9,444	8,930
Unrealized change in fair value of financial instruments	84,903	68,975	252,462	(62,668)
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(1,112)	(670)	(3,463)	(2,493)
Other assets and deferred charges	(1,996)	(842)	(4,627)	(2,340)
Accounts payable and accrued liabilities	(3,002)	410	2,674	2,091
Deferred revenue	130	809	(5,058)	(4,430)
Other long-term liabilities	—	—	—	1,100

Cash provided by operating activities	40,007	24,764	97,673	64,780

Financing activities:
Preferred shares issued, net of share issue costs	(15)	(57)	25,880	98,785
Preferred shares subscribed (note 8)	—	80,000	—	80,000
Draws on credit facilities (note 6)	124,820	59,581	487,300	103,142
Other long-term liabilities (note 7(b))	—	—	21,250	—
Financing fees (note 4)	(237)	—	(3,314)	(3,372)
Dividends on common shares	(6,324)	(5,371)	(16,630)	(39,688)
Dividends on series B preferred shares	(328)	—	(449)	—

Cash provided by financing activities	117,916	134,153	514,037	238,867

Investing activities:
Expenditures for vessels	(17,446)	(117,157)	(592,071)	(334,972)
Restricted cash	—	—	(5,000)	—
Intangible assets	(156)	(248)	(1,330)	(931)

Cash used in investing activities	(17,602)	(117,405)	(598,401)	(335,903)

Increase (decrease) in cash and cash equivalents	140,321	41,512	13,309	(32,256)

Cash and cash equivalents, beginning of period	6,388	62,517	133,400	136,285

Cash and cash equivalents, end of period	$146,709	$104,029	$146,709	$104,029

Supplementary information (note 11(b))

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2009 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

Effective January 1, 2010, as required by revised guidance issued by the Financial Accounting Standards Board, the Company changed the way it evaluates whether it is the primary beneficiary of, and therefore consolidates, a variable interest entity (VIE). The primary beneficiary, under the revised guidance, is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The adoption of the revised guidance did not have an impact on the Company’s financial position, financial performance, or cash flows.

2.	Related party transactions:

The ultimate beneficial owners of Seaspan Management Services Limited (the Manager) also directly and indirectly own common shares, or common shares and preferred shares, of the Company. The Manager and its subsidiaries also have certain officers and directors in common with the Company.

The Company has entered into management agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•

Technical Services - The Manager is responsible for providing ship-operating services to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items, as defined in the management agreements.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. In connection with entering into the agreement to provide the Company with strategic services, the Company issued 100 incentive shares to the Manager (note 8).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

2.	Related party transactions (continued):

The following are technical service fees under the Management Agreements:

Vessel class (TEU)	Number of vessels	Weighted-average technical services fee (in whole amounts, per vessel per day)
2500	10	$5,132
3500	2	5,242
4250	24	5,465
4800	4	7,848
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	7	8,455

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Costs incurred under the Management Agreements:
Technical services	$28,990	$21,130	$77,979	$59,592
Dry-dock activities included in technical services	1,267	903	3,359	2,580
Administrative and strategic services	18	18	54	54
Reimbursed expenses	753	620	2,263	1,797
Construction supervision	438	898	1,198	2,543
Costs incurred with the Manager and parties related thereto:
Consulting services	42	60	150	180
Arrangement fee	—	—	1,500	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

3.	Vessels:

September 30, 2010	Cost	Accumulated depreciation	Net book value
Vessels	$3,278,743	$282,660	$2,996,083
Vessels under construction	1,086,798	—	1,086,798

	$4,365,541	$282,660	$4,082,881

December 31, 2009	Cost	Accumulated depreciation	Net book value
Vessels	$2,300,246	$211,557	$2,088,689
Vessels under construction	1,396,661	—	1,396,661

	$3,696,907	$211,557	$3,485,350

During the nine-month period ended September 30, 2010, the Company capitalized interest costs of $21,159,000 (for the 12 months ended December 31, 2009 - $30,995,880) as vessels under construction.

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2009	$2,763	$18,904	$21,667
Cost incurred	4,157	7,564	11,721
Amortization expenses	(937)	(1,359)	(2,296)
Amortization capitalized	—	(1,161)	(1,161)

September 30, 2010	$5,983	$23,948	$29,931

5.	Other assets:

	September 30, 2010	December 31, 2009
Prepaid expenses	$8,459	$7,989
Intangible assets	4,718	3,388
Restricted cash	5,000	—

Other assets	$18,177	$11,377

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

5.	Other assets (continued):

In connection with entering into the lease financing arrangement described in note 7(b), $5,000,000 is held in escrow until the vessel delivery, to fund any vessel construction cost overruns.

6.	Long-term debt:

	September 30, 2010	December 31, 2009
Long-term debt (operating vessels):
$1.3 billion revolving credit facility	$720,351	$567,461
$920.0 million revolving credit facility	526,061	77,706
$365.0 million revolving credit facility	323,566	128,566
$218.4 million credit facility	217,661	163,061

Long-term debt (operating vessels)	$1,787,639	$936,794

Long-term debt (vessels under construction):
$1.3 billion revolving credit facility	$312,394	$465,284
$920.0 million revolving credit facility	166,687	418,220
$235.3 million credit facility	103,726	36,741
$218.4 million credit facility	—	26,107
$291.2 million credit facility	—	—
$150.0 million revolving credit facility	—	—

Long-term debt (vessels under construction)	$582,807	$946,352

Long-term debt	$2,370,446	$1,883,146

Minimum repayments:

As of September 30, 2010, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2011	$16,069
2012	71,120
2013	138,038
2014	250,250
Thereafter	1,894,969

$2,370,446

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

6.	Long-term debt (continued):

The minimum repayments above are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

7.	Other long-term liabilities:

	September 30, 2010	December 31, 2009
Other long-term liability (a)	$425,002	$409,498
Other long-term non-recourse liability (b)	81,148	—
Accrued liabilities	1,100	1,100

Other long-term liabilities	507,250	410,598
Current portion	(18,657)	—

	$488,593	$410,598

(a)	Other long-term liability:

On November 29, 2007 and December 3, 2007, the Company agreed to purchase five 4500 TEU vessels to be built by Samsung Heavy Industries Co., Ltd. (SHI). The contractual purchase price is $82,811,000 per vessel. The vessels are scheduled to be delivered between October 2010 and July 2011. On December 27, 2007, the Company entered into agreements to novate the shipbuilding contracts to an unrelated special purpose entity (the SPE). On delivery, Seaspan Finance I Co. Ltd. (Finance I), a wholly-owned subsidiary of the Company, will lease the five 4500 TEU vessels from the SPE over a term of five years. Under each of the leases, Finance I will be required to make quarterly lease payments ranging from $2 million to $2.5 million over the five-year lease terms and, at the end of each lease term, the remaining balances ranging from $64 million to $66 million will be due. At the end of the lease term, Finance I will also be appointed sales agent by the lessor to sell the vessels; Finance I will receive 99.9% of the proceeds from the sale of each vessel and can choose to purchase the vessels.

The SPE is a finance leasing company financed by debt due to its parent. The leases of the five vessels represent approximately half of the SPE’s total assets. The SPE is a VIE, but the Company is not its primary beneficiary because it does not have the power to direct the activities that most significantly impact its economic performance. As a result, the Company does not consolidate the SPE. The Company’s exposure to the entity is limited to the five 4500 TEU vessels that have a book value of $425,827,000 at September 30, 2010 (December 31, 2009 - $409,991,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

7.	Other long-term liabilities (continued):

(a)	Other long-term liabilities (continued):

For accounting purposes, the Company is deemed to be the owner of these vessels under construction during the construction period. As a result, the Company will continue to recognize the vessels and the liability related to the lease commitment in the financial statements during the construction period and over the subsequent lease period. On October 21, 2010, the amount of Finance I’s obligations under the lease guaranteed by Seaspan Corporation was reduced from the full amount of the obligations to a lower fixed amount, plus amounts for any adjustments to the outstanding balance from time to time due to changes in certain tax and related assumptions used to compute the lease payments (see note 14(b)).

The balance under the leases will be based on the estimated costs of the vessels funded by the SPE. Estimated payments by Finance I under the leases will be due as follows:

2010	$400
2011	28,593
2012	45,252
2013	45,252
2014	45,252
Thereafter	380,780

545,529

Less amounts representing:
Interest	(99,564)
Amounts yet to be funded	(20,963)

(120,527)

$425,002

(b)	Other long-term non-recourse liability:

On February 5, 2010, the Company, through a wholly-owned subsidiary of Seaspan (Asia) Corporation (the Subsidiary), completed a lease financing arrangement for one of its 13100 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. (HHI) under an existing shipbuilding contract. Upon completion of the arrangement, the shipbuilding contract was novated to the counterparty (the Lessor) and the Lessor will be responsible for the payments to the shipyard under the contract. The Lessor also advanced $21,250,000 to the Subsidiary and $57,850,000 to the shipyard upon completion of the arrangement.

Upon delivery of the vessel, the Lessor will have provided funding of up to $150 million. Over the 12-year term of the lease, the Subsidiary will be required to make quarterly payments to the Lessor that varies based on changes in three-month LIBOR. At the end of the term, the Subsidiary is required to purchase the vessel for the lesser of $45 million or the outstanding balance of the lease. Accordingly, the Subsidiary will account for the arrangement as a capital lease. The Subsidiary’s obligations under the lease and the shipbuilding contract are non-recourse to the Company and are not guaranteed by the Company.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

7.	Other long-term liabilities (continued):

(b)	Other long-term non-recourse liability (continued):

For accounting purposes, the Company is deemed to be the owner of this vessel under construction during the construction period. As a result, the Company will continue to recognize the vessel and the liability related to the lease commitment in the financial statements during the construction period. The Company will make operating lease payments to the Subsidiary under a bareboat charter for the same 12-year term.

Based on 3-month LIBOR, at the date of closing the arrangement, estimated payments by the Subsidiary under the lease will be due as follows:

2012	$4,980
2013	10,142
2014	10,398
Thereafter	160,355

185,875
Less amounts representing:
Interest	(35,875)
Amounts yet to be funded	(68,852)

(104,727)

$81,148

8.	Share capital:

The Company has a dividend reinvestment program (DRIP) that allows interested shareholders to reinvest all or a portion of cash dividends received on the Company’s common shares. If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

The class C common shares are incentive shares that were issued to the Manager for strategic services that are entitled to share in incremental dividends, based on specified sharing ratios, once dividends on the Company's class A common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and when the Company has an operating surplus sufficient to pay such a dividend. The class C common shares are not convertible to class A common shares. At September 30, 2010, the incentive shares do not have rights to incremental dividends.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

8.	Share capital (continued):

The Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		September 30, 2010	December 31, 2009
Series	authorized	issued
A	315,000	200,000	$234,295	$214,464
B	260,000	260,000	26,000	—

The Series A preferred shares accrue a 12% non-cash cumulative dividend per annum until January 31, 2014, which may increase to 15% per annum thereafter as described below.

The Series A preferred shares automatically convert to class A common shares at a price of $15.00 per share (the Exercise Price) at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above the Exercise Price.

If at any time on or after January 31, 2014, the trailing average price of the common shares is less than the Exercise Price, the Company has the option to convert the Series A preferred shares at the Exercise Price and pay the Investors 115% of the difference between the Exercise Price and the trailing 30 day average price of the common shares. The Company has the option to pay the difference in common shares or in cash.

Upon certain triggering events, such as a liquidation, change of control, or merger, amongst others, the investors have the option to convert, in whole or in part, their Series A preferred shares to common shares at the Exercise Price. Depending on the nature of the triggering event, the liquidation preference of the Series A preferred shares will convert at the Exercise Price, or the liquidation preference will convert at the lower of (i) the Exercise Price; or (ii) the price at which the Series A preferred shares are valued in the transaction giving rise to the triggering event.

If the Series A preferred shares have not converted into common shares on or after January 31, 2014, the dividend rate will increase to 15% per annum. The Investors have the option to have the dividend paid in cash or to continue to increase the liquidation preference of the Series A preferred shares by 15% per annum.

The Series B preferred shares were issued for cash and pay cumulative quarterly dividends in cash at a rate of 5% per annum from their issuance date of May 27, 2010 to June 30, 2012, 8% per annum from July 1, 2012 to June 30, 2013 and 10% per annum thereafter. The Series B preferred shares are redeemable at any time at the option of the Company at an amount equal to the liquidation preference plus unpaid dividends. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

9.	Earnings per share:

To the extent that EPS for class A common shares exceed the first target dividend level of $0.485 per share per quarter, and there is sufficient operating surplus, as defined in the Company’s Articles of Incorporation, undistributed earnings would be allocated to class C common shares for the purpose of calculating EPS under the two-class method. Otherwise, class C common shares would not participate in earnings. To date, class C common shares have not participated in earnings. Although the EPS for class A common shares have exceeded the first target dividend level of $0.485 per share per quarter for certain quarters there has not been adequate operating surplus for class C shares to participate in earnings.

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the three months ended September 30, 2010	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(70,879)
Less:
Series A preferred share dividends	(6,879)
Series B preferred share dividends	(593)

Basic and diluted EPS(1):
Loss from continuing operations attributable to common shareholders	$(78,351)	68,270	$(1.15)

For the three months ended September 30, 2009	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(65,962)
Less: Series A preferred share dividends	(3,177)

Basic and diluted EPS	(69,139)	67,436	$(1.03)

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

9.	Earnings per share (continued):

For the nine months ended September 30, 2010	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(229,337)
Less:
Series A preferred share dividends	(19,831)
Series B preferred share dividends	(811)

Basic and diluted EPS(1):
Loss from continuing operations attributable to common shareholders	$(249,979)	68,099	$(3.67)

For the nine months ended September 30, 2009	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$70,562
Less: Series A preferred share dividends	(8,200)
Basic EPS:
Income from continuing operations attributable to common shareholders	$62,362	67,238	$0.93

Effect of dilutive securities:
Convertible Series A preferred shares	8,200	11,248
Share-based payments	—	25

Diluted EPS:
Income attributable to common shareholders plus assumed conversion	$70,562	78,511	$0.90

(1)	The convertible Series A preferred shares and share-based payments are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

10.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires ten years from the date of its adoption.

Class A common shares are issued in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

10.	Share-based compensation (continued):

A summary of the Company’s outstanding restricted shares and phantom share units as of and for the nine months ended September 30, 2010 is presented below:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2009	44,374	$10.66	272,000	$13.72
Granted	53,104	10.00	177,000	10.22
Vested	(51,574)	10.51	—	—
Exercised	—	—	(60,000)	9.58

September 30, 2010	45,904	$10.06	389,000	$12.77

11.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	September 30, 2010	December 31, 2009
Due to related parties (note 2)	$1,369	$1,235
Accrued interest	12,926	11,793
Other accrued liabilities	9,284	7,877

	$23,579	$20,905

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Interest paid on debt	$2,748	$1,543	$7,512	$7,734
Interest received	5	25	41	270
Undrawn credit facility fee paid	559	498	1,801	1,696
Non-cash transactions:
Dividends on Series A preferred shares	6,879	3,177	19,831	8,200
Dividend reinvestment	2,198	1,362	5,475	5,529
Other long-term liabilities for vessels under construction	6,069	4,671	75,402	13,586

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

12.	Commitments and contingent obligations:

(a)	As of September 30, 2010, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 7, as follows:

2010	$140,891
2011	669,740
2012	313,275

$1,123,906

(b)	As of September 30, 2010, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2010	$117,782
2011	554,735
2012	647,448
2013	643,669
2014	642,893
Thereafter	3,960,702

$6,567,229

(c)	Under the Management Agreements, the Manager provides services to the Company for fixed fees. Based on the contractual delivery dates of the vessels under construction and the negotiated rates in the Management Agreements and for the vessels to be delivered but are not yet subject to management agreements, the fixed payments to the Manager for technical services, construction supervision services, and administrative and strategic services are as follows:

2010	$30,472
2011	138,122

$168,594

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

13.	Financial instruments:

(a)	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
CSCL Asia	$40,302	$38,748	$117,481	$113,977
HL USA	14,328	14,904	43,646	44,208
COSCON	23,016	3,496	43,104	10,372
MOL	10,628	3,552	31,335	5,338
APM	8,438	8,587	25,300	25,479
Other	14,639	4,770	28,399	7,641

	$111,351	$74,057	$289,265	$207,015

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short-term to maturity. As of September 30, 2010, the fair value of the Company’s long-term debt is equal to $2,000,557,000 (December 31, 2009 - $1,715,316,000). The fair value of long-term debt is estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

The Company’s interest rate derivative financial instruments are remeasured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(c)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swaps and an interest rate swaption, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied will be recognized in earnings when and where the related interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that all instruments were in favour of counterparties at September 30, 2010, the risk of credit loss related to these counterparties is considered to be immaterial at September 30, 2010.

The Company had the following outstanding interest rate derivatives at September 30, 2010:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2010	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012 (2)
5.4200%	259,858	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021(2)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(4) (2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012 (2)
5.1700%	24,000	55,500	April 18, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	Prospectively de-designated as an accounting hedge on September 30, 2008.
(3)	Prospectively de-designated as an accounting hedge on January 31, 2008.
(4)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amounts and number of shares)

Three and nine months ended September 30, 2010

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

The following provides information about the Company’s interest rate derivatives:

Fair value of liability derivatives:

Balance sheet location	September 30, 2010	December 31, 2009
Fair value of financial instruments	$532,907	$280,445

Gain (loss) recognized in income on derivatives:

	Three months ended September 30,		Nine months ended September 30,
Location	2010	2009	2010	2009
Change in fair value of financial instruments	$(113,388)	$(92,576)	$(336,547)	$(76)

Gain (loss) reclassified from AOCI into income(1):

	Three months ended September 30,		Nine months ended September 30,
Location	2010	2009	2010	2009
Interest expense	$(3,520)	$(2,925)	$(9,444)	$(8,930)
Depreciation	(81)	(27)	(199)	(62)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

14.	Subsequent events:

(a)	On October 15, 2010, the Company accepted delivery of the COSCO Thailand from HHI.

(b)	On October 21, 2010, the terms of the lease for the five 4500 TEU vessels (note 7(a)) were amended such that the amount of Finance I’s obligations under the lease was reduced to a lower fixed amount, plus amounts for any adjustments to the outstanding balance from time to time due to changes in certain tax and related assumptions used to compute the lease payments.

(c)	On October 21, 2010, the Company, through a wholly-owned subsidiary of Seaspan (Asia) Corporation, completed a lease financing arrangement for a 13100 TEU vessel the Company had previously contracted to purchase from HHI. Under this arrangement, the subsidiary will receive up to $150 million of funding, which will be repaid over the 12-year lease term that will begin upon delivery of the vessel.

(d)	On October 24, 2010, the Company declared a dividend of $0.125 per common share, representing a distribution of $8,548,000. The dividend is payable on November 12, 2010 to all shareholders of record on November 2, 2010.

(e)	On October 25, 2010, the Company accepted delivery of the Brotonne Bridge from SHI.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Introduction

We suggest that you read the following information in conjunction with our unaudited consolidated financial statements and accompanying notes included in this report. The following information and such unaudited consolidated financial statements should also be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report (“2009 Annual Report”) on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission, or the Commission, on March 19, 2010.

Unless we otherwise specify, when used in this management’s discussion, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries and, for periods before our initial public offering, our predecessor, Seaspan Container Lines Limited (“SCLL”). References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries that provide us with technical, administrative and strategic services.

References to Samsung are to Samsung Heavy Industries Co., Ltd. References to HHI are to Hyundai Heavy Industries Co., Ltd. References to HSHI are to Hyundai Samho Heavy Industries Co., Ltd., a subsidiary of HHI. References to Jiangsu are to Jiangsu Yangzijiang Shipbuilding Co., Ltd. References to New Jiangsu are to Jiangsu New Yangzi Shipbuilding Co., Ltd. References to Zhejiang are to Zhejiang Shipbuilding Co. Ltd. References to Odense-Lindo are to Odense-Lindo Shipyard Ltd. Samsung, HHI, HSHI, Jiangsu, New Jiangsu, Zhejiang and Odense-Lindo are commonly referred to as our shipbuilders or our shipyards.

References to CSCL Asia are to China Shipping Container Lines (Asia) Co., Ltd., a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. References to APM are to A.P. Møller-Mærsk A/S. References to HL USA are to Hapag-Lloyd USA, LLC, a subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd. References to COSCON are to COSCO Container Lines Co., Ltd., a subsidiary of China COSCO Holdings Company Limited. References to K-Line are to Kawasaki Kisen Kaisha Ltd. References to MOL are to Mitsui O.S.K. Lines, Ltd. References to CSAV are to Compañia Sud Americana De Vapores S.A. References to UASC are to United Arab Shipping Company (S.A.G).

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. In this report, we identify the classes of the vessels in our fleet by their approximate average TEU capacity of the vessels in each class. However, we note that the actual TEU capacity of the vessels may differ from the approximate average TEU capacity.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are an owner of containerships, and we charter them pursuant to primarily long-term, fixed-rate time charters to major container liner companies. As of September 30, 2010, we owned a fleet of 53 containerships and have entered into contracts for the purchase of an additional 10 containerships and contracts to lease an additional six containerships. Customers for our current fleet are CSCL Asia, HL USA, APM, COSCON, CSAV, MOL, K-Line and UASC. Customers for the additional 16 vessels will include K-Line and COSCON. Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

We deploy all our vessels on primarily long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates that are typically associated with long-term time charters. As of September 30, 2010, the charters on the 53 vessels in our current fleet had an average remaining term of seven years plus certain options.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels as part of their fleet expansion strategy. The following information about our charterers is as of September 30, 2010:

Charterer	Number of vessels in our current fleet	Number of vessels to be delivered	Total vessels upon all deliveries
CSCL Asia	22	—	22
HL USA	9	—	9
APM	4	—	4
COSCON	7	11	18
CSAV	4	—	4
MOL	4	—	4
K-Line	2	5	7
UASC	1	—	1

Total	53	16	69

Recent Developments

Elimination of Equity Needs for Newbuild Program

As a result of the reduction of the corporate guarantee and non-recourse sale-leaseback for Hull No. 2180 signed in October 2010 (see below), we believe the availability under our credit and lease facilities and current and anticipated operating cash flows less dividends are sufficient to fund the remaining payments for our newbuilding program. We do not believe we will need to issue any additional equity in order to permit us to fund our $1.1 billion newbuilding program. Future equity issuances may be considered for growth so long as our strict return requirements are met.

Reduction of Corporate Guarantee

On October 21, 2010, a subsidiary of Seaspan Corporation amended its $400.0 Million UK Tax Lease Facility (the “UK Lease Facility”) with an affiliate of Lloyds Banking Group (the “Lessor”). Under the original terms of the lease, all of the obligations of the Company's subsidiary under the lease were guaranteed by Seaspan Corporation. Under the terms of the amended lease facility, Seaspan Corporation's guarantee of scheduled rental and termination amounts, based on current tax and other assumptions, is limited to a significantly reduced fixed amount of the subsidiary's obligations. As part of this reduction, the Company has placed $60.0 million in a deposit account over which the Lessor has a first priority interest. The lease facility will continue to provide the financing for five 4500 TEU vessels, each of which is to commence a 12-year time charter with K-Line upon delivery.

Please read “Information on the Company—B. Business Overview—Financing Facilities—Our $400.0 Million UK Lease Facility” in the Company’s 2009 Annual Report on Form 20-F for more information on our UK Lease Facility.

Non-Recourse Sale-leaseback Transaction

On October 21, 2010, our newly formed, wholly-owned subsidiary (the “Charterer”), subject to certain customary closing conditions, entered into a transaction with an affiliate of Crédit Agricole CIB (the “Vessel Owner”), for a 12-year sale and leaseback of Hull No. 2180, one of our 13100 TEU vessels (the “Vessel”), for up to $150.0 million. This transaction involves a vessel that we had previously contracted to purchase from HHI and is subject to a time charter with COSCON. Under the transaction, the Vessel will be purchased by the Vessel Owner at delivery and will be time chartered to the Charterer and then sub-chartered to us under the terms of a time charter that is an operating lease for accounting purposes (the “Sub-charter”). The subsidiary’s financial indebtedness under the charter is non-recourse to Seaspan Corporation. We will continue to time-charter the vessel to COSCON in accordance with the terms of our time charter with that company.

Subsequent Vessel Deliveries

Since September 30, 2010, we accepted delivery of the COSCO Thailand on October 15, 2010, an 8500 TEU vessel chartered by COSCON. We also accepted delivery of the Brotonne Bridge on October 25, 2010, a 4500 TEU vessel chartered by K-Line. This was the first of the five 4500 TEU vessels to be delivered. Both of these vessels are subject to 12-year initial time charters.

Series B Preferred Shares

On May 27, 2010, we issued 260,000 Cumulative Series B Preferred Shares (the “Series B Preferred Shares”) to Jaccar Holdings Limited, an investor related to Zhejiang, for $26.0 million. The initial liquidation preference of the Series B Preferred Shares is $100 per share, subject to adjustment. The shares are redeemable by us at any time and they carry an annual dividend rate of 5% of the liquidation value until June 30, 2012, 8% from July 1, 2012 to June 30, 2013, and 10% from July 1, 2013 thereafter. The Series B Preferred Shares are not convertible into common shares and are not redeemable by the holder. Upon any liquidation or dissolution of the Company, holders of the Series B Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series B Preferred Shares after satisfaction of all liabilities to the Company’s creditors and holders of the 12% Cumulative Preferred Shares—Series A, but before any distribution is made to or set aside for the holders of junior stock, including the Company’s Common Shares.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 53 vessels as of September 30, 2010:

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Zeebrugge	9600	3/15/07	2007	CSCL Asia	12 years	$34.0	(1)
CSCL Long Beach	9600	7/5/07	2007	CSCL Asia	12 years	34.0	(1)
CSCL Oceania	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(2)
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(2)
COSCO Japan	8500	3/9/10	2010	COSCON	12 years + three one-year options	42.9	(3)
COSCO Korea	8500	4/5/10	2010	COSCON	12 years + three one-year options	42.9	(3)
COSCO Philippines	8500	4/24/10	2010	COSCON	12 years + three one-year options	42.9	(3)
COSCO Malaysia	8500	4/19/10	2010	COSCON	12 years + three one-year options	42.9	(3)
COSCO Indonesia	8500	7/5/10	2010	COSCON	12 years + three one-year options	42.9	(3)
MOL Emerald	5100	4/30/09	2009	MOL	12 years	28.9
MOL Eminence	5100	8/31/09	2009	MOL	12 years	28.9
MOL Emissary	5100	11/20/09	2009	MOL	12 years	28.9
MOL Empire	5100	1/8/10	2010	MOL	12 years	28.9
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
Cap Victor	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
Cap York	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
MSC Ancona(5)	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(6)
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(6)
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(7)
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(7)
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(7)
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Rio de Janeiro Express	4250	3/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
Manila Express	4250	5/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(9)	18.0	(8)
CSAV Loncomilla	4250	4/28/09	2009	CSAV	6 years	25.9
CSAV Lumaco	4250	5/14/09	2009	CSAV	6 years	25.9

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
CSAV Lingue	4250	5/17/10	2010	CSAV	6 years	25.9
CSAV Lebu	4250	6/7/10	2010	CSAV	6 years	25.9
UASC Madinah	4250	7/1/10	2009	UASC	2 years	20.5	(10)
COSCO Fuzhou	3500	3/27/07	2007	COSCON	12 years	19.0
COSCO Yingkou	3500	7/5/07	2007	COSCON	12 years	19.0
CSCL Panama	2500	5/15/08	2008	CSCL Asia	12 years	16.8	(11)
CSCL Montevideo	2500	9/6/08	2008	CSCL Asia	12 years	16.8	(11)
CSCL São Paulo	2500	8/11/08	2008	CSCL Asia	12 years	16.8	(11)
CSCL Lima	2500	10/15/08	2008	CSCL Asia	12 years	16.8	(11)
CSCL Santiago	2500	11/8/08	2008	CSCL Asia	12 years	16.8	(11)
CSCL San Jose	2500	12/1/08	2008	CSCL Asia	12 years	16.8	(11)
CSCL Callao	2500	4/10/09	2009	CSCL Asia	12 years	16.8	(11)
CSCL Manzanillo	2500	9/21/09	2009	CSCL Asia	12 years	16.8	(11)
Guayaquil Bridge	2500	3/8/10	2010	K-Line	10 years	17.9
Calicanto Bridge	2500	5/28/10	2010	K-Line	10 years	17.9

(1)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(2)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(3)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.
(4)	APM has an initial charter of five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day; provided, however, that APM may declare an initial charter term on one or two vessels that is up to 9 months less than 5 years so long as they declare an initial charter term that is correspondingly greater than 5 years for the same number of vessels. In addition, we pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.
(5)	The name of the MSC Ancona was changed to Maersk Moncton on or about August 23, 2010 in connection with the subcharter of the vessel by Mediterranean Shipping Company S.A. to APM.
(6)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.
(7)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.
(8)	HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.
(9)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have automatically extended pursuant to their terms.
(10)	UASC has a charter of two years with a charter rate of $20,500 per day for the first year, increasing to $20,850 per day for the second year. In addition, we pay a 1.25% commission to a broker on all hire payments for this charter.
(11)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

One of our principal objectives is to acquire additional containerships as market conditions allow and to enter into additional primarily long-term, fixed-rate time charters for such ships. On June 1, 2010, we purchased and accepted delivery of one 4250 TEU newbuilding vessel constructed by Zhejiang for approximately $43 million. Beginning on July 1, 2010, this vessel, named the UASC Madinah, was time-chartered to UASC for two years at a rate of $20,500 per day for the first year, increasing to $20,850 per day for the second year. Our Manager provides management services for the vessel under a management agreement on terms similar to those for the rest of our fleet. The following table summarizes the technical service fees under our management agreements as of September 30, 2010:

Vessel Class (TEU)	Number of vessels	Weighted-average Technical Services Fee (per vessel per day)
2500	10	$5,132
3500	2	5,242
4250	24	5,465
4800	4	7,848
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	7	8,455

As of September 30, 2010, the 10 newbuilding containerships that we have contracted to purchase and the six that we have contracted to lease consist of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Daily Charter Rate		Shipbuilder
				(in thousands)
Hull No. S452	13100	12 years	COSCON	$55.0		HSHI
Hull No. 2177	13100	12 years	COSCON	55.0		HHI
Hull No. S453	13100	12 years	COSCON	55.0		HSHI
Hull No. 2178	13100	12 years	COSCON	55.0		HHI
Hull No. S454	13100	12 years	COSCON	55.0		HSHI
Hull No. 2179	13100	12 years	COSCON	55.0		HHI
Hull No. 2180	13100	12 years	COSCON	55.0		HHI
Hull No. 2181	13100	12 years	COSCON	55.0		HHI
COSCO Thailand	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Pakistan	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Vietnam	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
Brotonne Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Brevik Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Bilbao Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Berlin Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Budapest Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung

(1)	Each charter begins upon delivery of the vessel to the relevant charterer.
(2)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.
(3)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, and $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

The following chart details the estimated number of vessels in our fleet based on contractual delivery dates as of September 30, 2010:

		Forecasted
	Three months ended	Year Ended December 31,
	September 30, 2010	2010	2011	2012
Deliveries	1	3	9	4
Operating Vessels	53	56	65	69
Total Capacity (TEU)	252,300	269,800	352,700	405,100

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. The critical accounting estimates used in preparing our consolidated financial statements are consistent with those described in Item 5. “Operating and Financial Review and Prospects” as filed in our 2009 Annual Report.

Recent Accounting Developments

Effective January 1, 2010, as required by revised guidance issued by the Financial Accounting Standards Board, the Company changed the way it evaluates whether it is the primary beneficiary of, and therefore consolidates, a variable interest entity (VIE). The primary beneficiary, under the revised guidance, is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The adoption of the revised guidance did not have an impact on the Company’s financial position, financial performance, or cash flows.

Three and Nine Months Ended September 30, 2010 Compared with Three and Nine Months Ended September 30, 2009

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2010 and 2009 prepared in accordance with GAAP.

The following provides information about our fleet of September 30, 2010:

Number of vessels in operation	53
Average age of fleet in years	4.6
TEU capacity	252,300
Average remaining initial term on outstanding charters	7.0

We accepted delivery of seven vessels in the year ended December 31, 2009. We began 2010 with 42 vessels in operation and through September 30, 2010, accepted delivery of 11 vessels bringing our fleet to a total of 53 vessels in operation as at September 30, 2010. Operating days are the primary driver of revenue while ownership days are the primary driver for ship operating costs.

	Three Months Ended September 30,		Increase		Nine Months Ended September 30,		Increase
	2010	2009	Days	%	2010	2009	Days	%
Operating days	4,809	3,612	1,197	33.1%	12,950	10,202	2,748	26.9%
Ownership days	4,871	3,632	1,239	34.1%	13,169	10,227	2,942	28.8%

The following tables summarize vessel utilization and the impact of off-hire time incurred on our revenues for the three and nine months ended September 30, 2010:

	First Quarter		Second Quarter		Third Quarter		Year to Date
	2010	2009	2010	2009	2010	2009	2010	2009
Vessel Utilization:
Ownership Days	3,908	3,150	4,390	3,445	4,871	3,632	13,169	10,227
Less Off-hire Days:
Scheduled 5-Year Survey	(20)	—	(42)	—	(52)	(14)	(114)	(14)
Unscheduled Off-hire	(91)	(1)	(4)	(4)	(10)	(6)	(105)	(11)

Operating Days	3,797	3,149	4,344	3,441	4,809	3,612	12,950	10,202

Vessel Utilization	97.2%	99.9%	99.0%	99.9%	98.7%	99.4%	98.3%	99.8%

	First Quarter		Second Quarter		Third Quarter		Year to Date
	2010	2009	2010	2009	2010	2009	2010	2009
	Revenue (in thousands)
Revenue — Impact of Off-Hire:
100% Utilization	$82,378	$63,147	$98,360	$69,904	$112,473	$74,581	$293,211	$207,632
Less Off-hire:
Scheduled 5-Year Survey	(347)	—	(738)	—	(914)	(427)	(1,999)	(427)
Unscheduled Off-hire(1)	(1,662)	(20)	(77)	(73)	(208)	(97)	(1,947)	(190)

Actual Revenue Earned	$80,369	$63,127	$97,545	$69,831	$111,351	$74,057	$289,265	$207,015

[1]	Includes charterer deductions that are not related to off-hire.

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2010	2009	$	%	2010	2009	$	%
Financial Summary (in millions)
Revenue	$111.4	$74.1	$37.3	50.4%	$289.3	$207.0	$82.3	39.7%
Ship operating expense	29.2	20.7	8.6	41.5%	78.3	57.7	20.5	35.6%
Depreciation	26.9	18.0	8.9	49.5%	71.3	51.0	20.3	39.9%
General and administrative expenses	2.6	2.0	0.6	29.8%	6.9	6.1	0.8	13.7%
Interest expense	8.3	5.1	3.2	62.5%	20.3	15.8	4.5	28.3%
Change in fair value of financial instruments	113.4	92.6	20.8	22.5%	336.5	0.1	336.5	442,725.0%
Other expenses	—	—	—	0.0%	—	1.1	(1.1)	(100%)

Revenue

The increase in operating days, and the dollar impact thereof, for the three and nine months ended was due to the following:

	Three Months Ended September 30, 2010		Nine Months Ended September 30, 2010
	Ownership Days impact	$ impact (in millions)	Ownership Days impact	$ impact (in millions)
2010 vessel deliveries	1,007	$32.1	1,703	$54.7
Full period contribution for 2009 vessel deliveries	232	5.8	1,239	30.9
Scheduled off-hire	(38)	(0.5)	(101)	(1.5)
Unscheduled off-hire	(4)	(0.1)	(93)	(1.8)

Total	1,197	$37.3	2,748	$82.3

Vessel utilization was 98.7% and 98.3%, respectively, for the three and nine months ended September 30, 2010 compared to 99.4% and 99.8%, for the comparable periods in the prior year.

This decrease in vessel utilization for the nine months ended September 30, 2010 was primarily due to the 90 days of unscheduled off-hire resulting from the grounding of the CSCL Hamburg in the Gulf of Aqaba on December 31, 2009. CSCL Hamburg’s next dry-docking was originally scheduled for 2013, however we combined the repairs of the CSCL Hamburg with an earlier dry-docking which defers the next scheduled dry-docking to 2015. This dry-docking resulted in 12 days of scheduled off-hire and the CSCL Hamburg was back in service in April. We also completed the dry-docking for the CSCL Vancouver, CSCL Sydney, CSCL New York, CSCL Melbourne, New Delhi Express, CSCL Brisbane and are in progress of completing the dry-docking for Dubai Express. This has resulted in a total of 114 days of scheduled off-hire. Our vessel utilization since our initial public offering is 99.1%.

Ship Operating Expense

The increase in ownership days, and the dollar impact thereof, for the three and nine months ended was due to the following:

	Three Months Ended September 30, 2010			Nine Months Ended September 30, 2010
	Ownership Days impact	$ impact (in millions)	Ownership Days impact	$ impact (in millions)
2010 vessel deliveries	1,007	$6.2	1,703	$10.6
Full period contribution for 2009 vessel deliveries	232	1.3	1,239	7.0
Changes in extraordinary(1) costs & expenses not covered by the fixed fee	—	1.1	—	2.9

Total	1,239	$8.6	2,942	$20.5

(1)	Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by financial reporting standards.

Depreciation

The increase in depreciation expense was due to the additional ownership days from the 11 deliveries in 2010 and a full period for the seven deliveries in 2009.

General and Administrative Expenses

The increase in general and administrative expenses was primarily due to an increase in non-cash share based compensation resulting from higher share prices at the awards’ grant dates and increased costs to support growth.

Interest Expense

Interest expense is composed of interest at the variable rate plus margin incurred on debt for operating vessels and a reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. The increase in interest expense for the three and nine months ended September 30, 2010, was due to a higher average operating debt balance compared to the comparable periods in the prior year. The average LIBOR for the quarter ended September 30, 2010 was 0.3% which is consistent with the comparable period in the prior year. The average LIBOR for the nine months ended September 30, 2010 was 0.3%, compared to 0.5% for the comparable period in the prior year. Although we have entered into fixed interest rate swaps, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on our long-term debt for our vessels under construction is capitalized to the respective vessels under construction.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $113.4 million for the three months ended September 30, 2010 compared to a loss of $92.6 million for the comparable quarter last year. The change in fair value of financial instruments resulted in a loss of $336.5 million for the nine months ended September 30, 2010 compared to a loss of $0.1 million for the comparable period last year. The change in fair value loss for the three and nine months ended September 30, 2010 was primarily due to decreases in the forward LIBOR curve.

Liquidity and Capital Resources

Liquidity

As of September 30, 2010, our cash and cash equivalents totaled $146.7 million, and we had $0.9 billion of availability under our credit and lease facilities.

A summary of our credit and lease facilities as of September 30, 2010 is as follows:

Name	Amount Outstanding	Amount Committed	Amount Available
	(millions)	(millions)	(millions)
$1.3 billion credit facility (1)	$1,032.7	$1,300.0	$—
$920.0 million revolving credit facility	692.7	920.0	227.3
$365.0 million revolving credit facility – Tranche A	65.0	70.8	5.8
$365.0 million revolving credit facility – Tranche B	258.6	271.0	12.4
$291.2 million credit facility	—	291.2	291.2
$235.3 million credit facility	103.7	235.3	131.6
$218.4 million credit facility	217.7	217.7	—
$150.0 million credit facility	—	150.0	150.0

	2,370.4	3,456.0	818.3

$400.0 million lease (limited recourse to Seaspan Corporation) (2)	374.3	400.0	25.7
$150.0 million lease (non-recourse to Seaspan Corporation) (3)	81.1	150.0	68.9

	455.4	550.0	94.6

	$2,825.8	$4,006.0	$912.9

(1)	We are able to draw additional funds under this facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, does not exceed 70%. Based on a valuation of the vessels financed under the $1.3 billion credit facility that was obtained in June 2010, we are currently unable to borrow the remaining $267 million available under this facility. This restriction does not impact the repayment of amounts borrowed. For more information, please read “Our $1.3 Billion Credit Facility” as filed in our 2009 Annual Report.
(2)	The amount outstanding of $374.3 million represents amounts funded by the lessor. The difference between the carrying value of this facility in the Company’s financial statements of $425.0 million and the amounts funded of $50.7 million is due to implicit interest accrued for financial reporting purposes. On October 21, 2010, the amount of the lease guaranteed by Seaspan Corporation was reduced from a full guarantee to a significantly reduced amount. See “Recent Developments” in this Form 6-K for more information.
(3)	Amounts outstanding are owed by a wholly-owned subsidiary of Seaspan Corporation and are non-recourse to Seaspan Corporation.

The facilities above include a transaction we entered into in February 2010 for the sale and leaseback of Hull No. 2181, one of our 13100 TEU vessels, to an affiliate of a leading publicly-traded Chinese bank for up to $150 million. The vessel, which we previously contracted to purchase from HHI, is subject to a time charter with COSCON. Immediately following the sale of the vessel, the vessel was chartered to a newly formed, wholly-owned subsidiary of ours and then sub-chartered to Seaspan Corporation under the terms of a bareboat charter that is an operating lease for accounting purposes. We will continue to time-charter the vessel to COSCON in accordance with the terms of the original time charter. Our Manager has entered into an agreement to continue to oversee construction of the vessel at HHI and, upon delivery, provide technical services for the vessel under terms similar to those of our existing fleet. Seaspan Corporation has not provided any type of guarantee to the affiliate of the leading publicly-traded Chinese bank as part of this transaction. Accordingly, the indebtedness of our subsidiary is non-recourse to Seaspan Corporation.

In connection with this transaction, we paid an arrangement fee of $1.5 million to Tiger Group Investments (“Tiger”), for its role in arranging, structuring and negotiating the transaction. Tiger is controlled by Graham Porter, a director of the Company and an officer and director of our Manager and of Seaspan Advisory Services Limited, a subsidiary of our Manager. The terms of the fee were reviewed and approved by the conflicts committee of our board of directors.

Capital Resources

As of September 30, 2010, under our newbuilding program, we are required to make payments totaling $1.1 billion from 2010 to 2012. As a result of the reduction of the corporate guarantee on the UK Lease Facility and non-recourse sale-leaseback for Hull No. 2180 completed in October 2010 (see “Recent Developments” in this Form 6-K), the availability under our credit and lease facilities and current and anticipated operating cash flows less dividends are sufficient to fund these remaining payments. We do not believe we will need to issue any additional equity in order to permit us to fund our $1.1 billion newbuilding program.

Operating Cash Flows

Our cash flow from operating activities was $97.7 million for the nine months ended September 30, 2010 compared to $64.8 million in the same period in the prior year, and is expected to increase as we take delivery of the 16 vessels that, as of September 30, 2010, are yet to be delivered.

All of the vessels that we own and are currently committed to acquire are chartered under primarily long-term time charters. The charterers’ payments to us are and will be our sole source of operating cash flow. We have good commercial relations with each of our customers and, to date, they have all met their commitments under their charter agreements with us. However, we cannot assure you that the charterers will be able to continue to make charter payments to us for the remaining terms of the charter agreements, for example, due to their financial condition. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters were terminated or if any of our existing charterers defaulted on their charter party agreements, we do not believe that based on current rates we could recharter such vessels at rates equal to or higher than our existing rates over similar time periods, which would adversely affect our results of operations and financial condition.

Factors such as off-hire and increases in operating costs could reduce our operating cash flows available to fund our liquidity needs. Our operating costs include the technical services fee we pay to our Manager pursuant to the management agreements. The technical services fee does not cover extraordinary costs or expenses, as defined in the management agreements, bunkers consumed during off-hire, repair costs or insurance deductibles. Any increase in such costs, which are not covered by the technical services fee, would reduce our future operating cash flows.

Credit and Lease Facilities

Our diversified international banking group is composed of 23 banks holding between 1% to 15% of the total borrowing capacity. There are six banks that hold 5% or more of the total borrowing capacity: Lloyds Banking Group (15%); DnB Nor Bank ASA (12%); Industrial and Commercial Bank of China Limited (11%); Sumitomo Mitsui Banking Corporation (10%); Credit Suisse (9%); and BNP Paribas (6%).

We have not experienced any difficulties drawing on these facilities to date. However, due to the state of the global credit markets, we may not be able to obtain funding under our current credit and lease facilities or may not be able to obtain funds at the interest rate agreed in such facilities in the future because our lenders or lessors may be unwilling or unable to meet their funding obligations. Our credit facilities contain standard provisions with respect to a “market disruption” of LIBOR and if certain circumstances occur, including that the lenders can no longer obtain matching deposits at the published LIBOR rate, our lenders may require that the interest rate under the facilities be increased, for the applicable term only, so as to be equivalent to their cost of funding or an alternate rate to which we agree. In response to the deterioration in the credit markets, central banks and governments worldwide are working together to address credit market issues.

Our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a specified level. Under all of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events occurring such as a termination of a charter or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement. Our credit and lease facilities also contain “gearing” covenants which prohibit total borrowings from exceeding 65% of total assets. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements prepared under GAAP. If we do not comply, or if our lenders or lessors assert that we do not comply, with the restrictions and covenants in our credit agreements or lease agreements, our results of operations, financial condition and cash flows will be materially adversely affected.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $40.0 million and $97.7 million for the three and nine months ended September 30, 2010, respectively, which represent increases of $15.2 million and $32.9 million over the same periods in the previous year. The increases were primarily due to the following:

	Three months ended September 30, 2010	Nine months ended September 30, 2010
	(in millions)	(in millions)
Higher operating earnings before depreciation	$28.1	$60.9
Higher swap settlements	(4.9)	(21.3)
Higher cash interest expense, net of amounts capitalized	(2.6)	(4.0)
Working capital changes	(5.7)	(3.3)
Other	0.3	0.6

Increase in net cash from operating activities over the same periods in the prior year	$15.2	$32.9

The higher operating earnings before depreciation results from the increase in the number of vessels in our fleet over the past year. The increase in swap settlements is primarily due to lower LIBOR and higher notional amounts on our swaps. The increase in interest expense, net of amounts capitalized, is primarily due to the increase in our debt balances from our increased number of operating vessels.

Investing Activities Cash Flows

Cash used in investing activities was $17.6 million and $598.4 million for the three and nine months ended September 30, 2010, respectively. In the three months ended September 30, 2010, the amount comprised primarily of a milestone installment paid to a shipyard for a vessel to be delivered in the future. In the nine months ended September 30, 2010, the amount comprised primarily final installments paid to shipyards and other delivery-related costs for the 11 vessels we took delivery of.

Financing Activities Cash Flows

Net cash from financing activities was $117.9 million and $514.0 million for the three and nine months ended September 30, 2010, respectively. These amounts include drawings on credit facilities to fund milestone installments and delivery installments on the vessels we took delivery of in the three and nine months ended September 30, 2010. In the nine months ended September 30, 2010, we also received gross proceeds of $21.3 million, as part of completing the non-recourse leaseback financing for Hull No. 2181 and $26.0 million on the issuance of our Series B Preferred Shares.

Ongoing Capital Expenditures and Dividends

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base over the long-term, we will not be able to continue to refinance our indebtedness or maintain our dividends. We will likely need at some time in the future to retain funds on an annual basis in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, when and how much of our operating cash flow we should retain in our business to preserve our capital base. We believe that the amounts we forecast to be able to retain in our business after the acquisition of our initial fleet will provide a substantial portion of our needs. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels;

•

the returns that we generate on our retained cash flow, particularly the returns generated from investments in additional vessels (this will depend on the economic terms of any future acquisitions and charters, which are currently unknown);

•

future market charter rates for our vessels, particularly with respect to our fleet when the vessels come off charter (this will depend on various factors, including: most of our existing charters are not expected to expire for approximately 5-12 years from their commencement; actual market charter rates when the existing charters expire are currently unknown);

•

our future operating and interest costs, particularly after the expiration of the technical services fees and financing arrangements described in our Annual Report (we have technical services fees that are fixed until December 31, 2011 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged until at least February 2014; but future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	unanticipated future events and other contingencies. Please read “Risk Factors” in our 2009 Annual Report.

The following dividends were paid or accrued:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(dollars in thousands, except per share amounts)
Dividends on class A common shares
Declared, per share	$0.125	$0.100	$0.325	$0.675
Paid in cash	6,324	5,371	16,630	39,688
Reinvested in common shares through DRIP	2,198	1,362	5,475	5,529

	$8,522	$6,733	$22,105	$45,217

Dividends on preferred shares
Series A, accrued	$6,879	$3,177	$19,831	$8,200

Series B, paid in cash	$328	$—	$449	$—

On October 24, 2010, the Company declared a dividend of $0.125 per common share, representing a distribution of $8,548,000. The dividend is payable on November 12, 2010 to all shareholders of record on November 2, 2010.

Off-Balance Sheet Arrangements

At September 30, 2010, we do not have any off-balance sheet arrangements.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2010, our floating-rate borrowings totaled $2.5 billion and we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.3 billion. These interest rate swaps have a fair value of $532.9 million in the counterparties’ favor as of September 30, 2010.

The tables below provide information about our financial instruments at September 30, 2010 that are sensitive to changes in interest rates. See note 7 to our consolidated financial statements included in our 2009 Annual Report, which provides additional information with respect to our existing debt agreements.

	Principal Payment Dates
	2010	2011	2012	2013	2014	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates(1)	—	16,069	71,120	138,038	250,250	1,894,969

Lease Facilities:
Bearing interest at variable interest rates(2)	—	—	2,853	6,010	6,442	134,695

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.
(2)	Includes repayments for amounts yet to be funded of $68.9 million.

As of September 30, 2010, we have the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional Amount as of September 30, 2010	Maximum Notional Amount(1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012
5.4200%	259,858	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.1700%	24,000	55,500	April 18, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.
(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should consider the factors discussed in Item 3.D “Risk Factors” in our 2009 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

On May 27, 2010, we entered into a preferred stock purchase agreement (the “Purchase Agreement”) to issue and sell an aggregate of 260,000 shares of Cumulative Preferred Shares — Series B, par value $0.01 per share (the “Preferred Shares”), to Jaccar Holdings Limited, (a company related to Zhejiang), for $26 million. The Preferred Shares were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were issued and sold in a private placement pursuant to Section 4(2) of the Securities Act.

In connection with the closing of the transaction contemplated by the Purchase Agreement, we filed a statement of designation (the “Statement of Designation”) on May 27, 2010 creating the Preferred Shares and establishing the designations, preferences and other rights of the Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands.

The Statement of Designation sets the initial liquidation preference of the Preferred Shares at $100 per share, subject to adjustment. The Preferred Shares are redeemable by us at any time and carry an annual dividend rate of 5% of the liquidation value until June 30, 2012, 8% from July 1, 2012 to June 30, 2013, and 10% from July 1, 2013 thereafter. Upon any liquidation or dissolution of the Company, holders of the Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Preferred Shares after satisfaction of all liabilities to our creditors and holders of our 12% Cumulative Preferred Shares — Series A, but before any distribution is made to or set aside for the holders of junior stock, including the Company’s Common Shares.

For more information relating to the issuance and sale of the Preferred Shares, please read our Current Report on Form 6-K, filed with the Commission on June 4, 2010.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Removed and Reserved

None.

Item 5 — Other Information

None.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2010 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business, and our equity capital requirements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipyards, charterers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our Annual Report on Form 20-F under the heading “Risk Factors.” Our Annual Report for the fiscal year ended December 31, 2009 was filed with the Commission on March 19, 2010.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common shares. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.